UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Enclosure: A press release dated March 23, 2023, announcing the publication of STMicroelectronics' IFRS 2022 Annual Report and Dividend Proposal.

PR N°C3167C

STMicroelectronics Announces Publication of IFRS 2022 Annual Report

And Dividend Proposal

Amsterdam (The Netherlands), March 23, 2023 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2022 Annual Report for the twelve-month period ended December 31, 2022 on its website, and filed it with the Netherlands Authority for the Financial Markets (AFM). The Annual Report, prepared in accordance with International Financial Reporting Standards (IFRS-EU) and a complete audited financial statement, is now available on www.st.com, and will be available on www.afm.nl. A hard copy version of the Annual Report will be available free of charge from ST’s Investor Relations Department: +41 22 929 5920 or investors.st.com.

The Supervisory Board has decided to propose at the Company’s 2023 Annual General Meeting of Shareholders the distribution of a cash dividend of US$ 0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024 to shareholders of record in the month of each quarterly payment as per the table below.

Transfer between New York (NY) and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in NY on:	Until Open of Business in NY on:
Q2 2023	26-Jun-23	27-Jun-23	28-Jun-23	5-Jul-23	23-Jun-23	28-Jun-23
Q3 2023	18-Sep-23	19-Sep-23	20-Sep-23	26-Sep-23	15-Sep-23	20-Sep-23
Q4 2023	11-Dec-23	12-Dec-23	13-Dec-23	19-Dec-23	8-Dec-23	13-Dec-23
Q1 2024	18-Mar-24	19-Mar-24	20-Mar-24	26-Mar-24	15-Mar-24	20-Mar-24

The Company will publish information regarding its 2023 Annual General Meeting of Shareholders in due course.

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About STMicroelectronics

At ST, we are more than 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 24, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience